Q2 2019 RESULTS Amsterdam, 1 August 2019

Agenda OPENING Nik Kershaw - Head of IR OVERVIEW AND PRIORITIES Ursula Burns – Chairman and CEO COUNTRY RESULTS Kjell Johnsen - COO GROUP FINANCIAL RESULTS Trond Westlie - CFO FINAL REMARKS Ursula Burns – Chairman and CEO Q&A Q2 2019 RESULTS 2

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions (including the GTH mandatory tender offer) in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward- looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward- looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow excluding licenses, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward- looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. From 1 January 2019, VEON has adopted International Financial Reporting Standards (IFRS) 16 (Leases). VEON is presenting 2019 results excluding the impact of IFRS 16 for comparability purposes with prior periods, as well as presenting reported results which will reflect the new baseline for future period over period comparisons. All forward looking targets exclude the impact of the introduction of IFRS 16 in FY 2019. Q2 2019 RESULTS 3

Agenda OPENING Nik Kershaw - Head of IR OVERVIEW AND PRIORITIES Ursula Burns – Chairman and CEO COUNTRY RESULTS Kjell Johnsen - COO GROUP FINANCIAL RESULTS Trond Westlie - CFO FINAL REMARKS Ursula Burns – Chairman and CEO Q&A Q2 2019 RESULTS 4

1H 2019: Good operational execution TOTAL REVENUE INCREASED ORGANICALLY 1 BY 7.4% DRIVEN BY GOOD OPERATIONAL PERFORMANCE IN PAKISTAN, UKRAINE AND BANGLADESH. REPORTED REVENUE DECREASED BY 3.0% EBITDA DELIVERS ORGANIC1 GROWTH OF 10.7% THROUGH STRONG OPERATIONAL PERFORMANCE AND ONGOING COST REDUCTION. REPORTED EBITDA INCREASED BY 34.0% EQUITY FREE CASH FLOW EXCL. LICENSES (PRE-IFRS 16) 2 OF USD 630 MILLION IN 1H 2019, ON TRACK WITH FY 2019 EQUITY FREE CASH FLOW (PRE-IFRS 16) TARGET OF ~USD 1 BILLION FY 2019 GUIDANCE CONFIRMED: WHILE WE ARE TRACKING AHEAD OF OUR GUIDANCE AT THE INTERIM ✓ PERIOD, THE SECOND HALF METRICS ARE MORE CHALLENGING. WE SEE DIRECTIONAL UPSIDE TO REVENUE AND EBITDA INTERIM FY 2019 DIVIDEND PER SHARE OF USD 0.13 * Note: During Q2 2019, revenue and EBITDA were positively impacted by special compensation of USD 38 million in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. As a result of the USD 136 million GTH tax settlement , VEON has recorded an additional provision of USD 56 million with the USD 27 million negatively impacting EBITDA in Q2 2019 and USD 29 million in the income tax 1 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson, and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations 2 Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets, the impact of the introduction of IFRS 16 in FY 2019 and other one-off items Q2 2019 RESULTS 5

1H 2019: Executing on our strategic priorities ENHANCE OUR CORE TARGET COST EFFICIENCIES • Continued investment to improve data capacity and • Corporate costs declined by 15% YoY, to USD 113 million coverage 1 • Focused on costs across all our operations 2 • Increased focus on customer experience • Cost intensity ratio improved organically by 2.3 p.p. YoY • Improved distribution • Three year ambition to reduce cost intensity by 1 p.p. /annum • Focused CVM campaigns organically ACTIVELY MANAGE OUR PORTFOLIO INVEST IN FUTURE GROWTH • The MTO for GTH minority shareholders commenced on 2 July • Encouraging progress in DFS in Pakistan • Offer is expected to close on 6 August 2019 • Steady progress in Adtech in Russia 3 • GTH restructuring underway • Sergi Herrero to focus outside traditional connectivity 4 • Look to simplify portfolio over the medium to long term VEON plans to hold a Capital Markets Day on 3 September 2019 Q2 2019 RESULTS 6

GTH restructuring underway • The tax settlement of USD 136 million resolves long-standing tax issues with the Egyptian authorities • MTO offers an attractive exit for GTH minority shareholders; while we remain optimistic on the outcome of this process we will need to wait until the closing of the offer period, which is expected on 6 August 2019, to get certainty on the outcome • VEON proposes definite plan for GTH delisting and transfer of its operating assets in Pakistan, Algeria and Bangladesh to VEON • Expect to complete GTH’s restructuring by year-end 2019, subject to customary corporate and other regulatory approvals GTH restructuring will support VEON’s strategic ambition to simplify its corporate structure and focus on emerging markets with medium to long-term value creating opportunities Q2 2019 RESULTS 7

Agenda OPENING Nik Kershaw - Head of IR OVERVIEW AND PRIORITIES Ursula Burns – Chairman and CEO COUNTRY RESULTS Kjell Johnsen - COO GROUP FINANCIAL RESULTS Trond Westlie - CFO FINAL REMARKS Ursula Burns – Chairman and CEO Q&A Q2 2019 RESULTS 8

Russia: Challenging competitive environment

VEON

TOTAL REVENUE
(RUB BILLION)


+ 0.0 % YoY
72.5
8.9
57.6
69.2
8.5
54.9
72.6
8.5
57.0
2Q18
1Q19
2Q19
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)


- 3.7 % YoY
56.4
54.3
2Q18
2Q19

EBITDA AND EBITDA MARGIN
(RUB BILLION AND %)


+ 18.1% YoY
- 2.1% YoY pre IFRS 16
27.2
37.6%
30.9
44.7%
26.7
36.8%
32.2
44.3%
2Q18
1Q19
2Q19¹
2Q19

[1] Excluding IFRS 16 impact

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(RUB BILLION AND %)


+ 46.7% YoY
+13.8% YoY
pre IFRS 16
13.3
16.6%
15.2
18.5%
19.5
20.8%
2Q18
2Q19¹
2Q19

- Despite the market being characterized by continued price competition impacting overall market growth, Beeline continued to make steady progress on network performance and distribution optimization
- Service revenue declined by 1.6% YoY
  - Data revenues increased marginally 0.2% year on year, despite volume growth of 46%
  - End of national roaming and increase in VAT a drag on results
  - Sales of equipment & accessories were up 20% YoY
  - Mobile service revenue declined by 1.1%
  - Comparable national fixed line service revenues increased by 1.4% YoY. However, due to the centralization of transit services revenue and multinational data service management at the VEON Group level, reported fixed line revenues declined 4.9% YoY
- While Beeline Russia reported a decline in mobile customers of 3.7% YoY, sequentially we saw an increase of c.100,000. The YoY decrease was impacted by the strategic shift away from the alternative sales channels
- Reported EBITDA increased by 18.1% YoY (post IFRS 16)
  - Excluding the impact of IFRS 16, EBITDA decreased by 2.1% YoY
  - The lower YoY EBITDA margin was impacted by higher sales of low margin equipment and accessories, which impacted the margin by 1.3 p.p.
- Capex, pre-IFRS 16, increased 13.8% YoY, driven by our investment in network modernisation as well as improving network coverage with the increase in the number of base stations

Q2 2019 RESULTS

9

Ukraine: Solid performance in a growing market

VEON

TOTAL REVENUE
(UAH BILLION)



+ 24.4 % YoY
4.5
5.1
5.6
4.2
4.8
5.3
2Q18
1Q19
2Q19
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)



- 1.1 % YoY
26.5
26.2
2Q18
2Q19

EBITDA AND EBITDA MARGIN
(UAH BILLION AND %)



+ 46.8% YoY
+40.9% YoY
pre IFRS 16
2.5
3.2
3.5
3.7
55.1%
62.9%
62.4%
65.0%
2Q18
1Q19
2Q19 1
2Q19

[1] Excluding IFRS 16 impact

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(UAH BILLION AND %)



+ 24.3% YoY
+6.9% YoY
pre IFRS 16
0.9
1.0
1.2
16.0%
15.8%
17.5%
2Q18
2Q19 1
2Q19

- Kyivstar sustained another period with strong results in a growing telecoms market, driven by our marketing activities and strong growth in data consumption
- Service revenue increased by 24.4% YoY
  - Data revenue increased 76.9% YoY with data consumption per subscriber up 85% YoY, supported by the 4G rollout which commenced during April 2018
  - The revenue growth was supported by the phasing of tariff modernization activities, which were predominately implemented in mid-2018
- The Kyivstar customer base declined by 1.1% YoY on the back of continued decrease in multi SIM users across the market and unfavorable Ukrainian demographic trends
- Reported EBITDA increased 46.8% YoY (post IFRS 16)
  - Excluding the impact of IFRS 16, EBITDA grew by 40.9% YoY
  - Good cost control in the period supported margin expansion
- Capex excl. licenses increased 24.3% YoY due to 4G/LTE roll-out during the quarter. Adjusting for the IFRS 16 impact, capex grew by 6.9% YoY
- In July 2019, the National Bank of Ukraine abolished any limits on the repatriation of dividends. We believe this is a meaningful step forward in supporting group cashflows

Q2 2019 RESULTS

10

Pakistan: Strong momentum continues • Jazz continued to maintain its premium price positioning in Pakistan following successful repricing activities during the quarter despite ongoing TOTAL REVENUE MOBILE CUSTOMERS market competitiveness (PKR BILLION) (MILLION) + 20.5% YoY + 7.2% YoY • Service revenue increased by 21.1% YoY ► Data revenues increased 58.8% YoY 50.6 51.1 42.4 ► Voice and VAS revenues increased by 17% YoY 59.5 ► Financial services revenue increased by 36.0% YoY 47.1 47.7 55.5 39.4 • Jazz’s customer base increased 7.2% YoY, supported by the continued expansion of the data network which in turn drove strong growth in data 2Q18 1Q19 2Q19 2Q18 2Q19 customers Mobile Other • Reported EBITDA increased 33.7% YoY (post IFRS 16) EBITDA AND EBITDA MARGIN CAPEX EXCL. LICENSES ► Excluding the impact of IFRS 16, EBITDA grew by 26.0% YoY ( PKR BILLION AND %) AND LTM CAPEX/REVENUE ► The benefit from Suo Moto2 came to an end on 24 April 2019 ( PKR BILLION AND %) + 33.7% YoY +45.0 % YoY ► The reclassification of the minimum tax above EBITDA (PKR 0.6 billion) + 26.0 % pre IFRS 16 +46.8% YoY had a slight negative impact on the reported EBITDA in the period pre IFRS 16 9.8 9.7 under review 25.6 25.7 27.3 20.4 • Capex excl. licenses increased 45.0% YoY with the accelerated network roll- 20 6.7 out and the adverse impact of FX. At the end of Q2, population coverage of 53.4% 48.2% 50.6% 50.4% Jazz’s data network was more than 50% 10 17.5% 13.5% 13.5% • Pursuant to directions from the Islamabad High Court, the Pakistan 2 0 Telecommunication Authority (“PTA”) issued a license renewal decision on 2Q18 1Q19 2Q19 1 2Q19 2Q18 2Q19 1 2Q19 22 July 2019, which can be appealed before 21 August 2019 1 Excluding IFRS 16 impact 2 In June 2018, the Supreme Court ordered (“suo moto”) an interim suspension of the deduction of taxes on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue. On 3 July 2019, the Supreme Court issued its detailed reasons and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges Q2 2019 RESULTS 11

Algeria: Macro challenges persist

VEON

TOTAL REVENUE
(DZD BILLION)


- 3.4% YoY
23.1
0.2
22.9
22.8
0.1
22.7
22.3
0.1
22.3
2Q18
1Q19
2Q19
Mobile
Other

MOBILE CUSTOMERS
(MILLION)


+ 0.4 % YoY
15.5
15.6
2Q18
2Q19

EBITDA AND EBITDA MARGIN
(DZD BILLION AND %)


-0.7 % YoY
- 11.4% pre IFRS 16
10.0
43.4%
10.6
46.3%
8.9
39.8%
10.0
44.6%
2Q18
1Q19
2Q19 1
2Q19

[1] Excluding IFRS 16 impact

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(DZD BILLION AND %)


+ 6.0% YoY
+4.5 %
pre IFRS 16
3.3
13.9%
3.4
14.4%
3.5
14.7%
2Q18
2Q19 1
2Q19

- In Algeria, Djezzy continued to operate in a challenging macro environment (elections postponed for second time) characterized by aggressive price competition from key competitors
- Service revenue decreased by 2.9% YoY
  - Data revenue grew strongly by 9.2% YoY
  - Voice revenues declined 10.8% YoY and ARPU fell by 5.4%
- Djezzy saw a marginal increase in its customer base up some 0.4% YoY
- Reported EBITDA decreased by 0.7% YoY (post-IFRS 16)
  - Excluding the impact of IFRS 16, EBITDA decreased by 11.4% YoY
  - Excluding one-off tax adjustments (DZD 0.6 billion) and the impact of IFRS 16, EBITDA would have decreased by 5.6% YoY; a credible performance in this market
  - The continued decline in revenue remains a challenge for EBITDA
- Capex excl licenses increased by 6.0% YoY

Q2 2019 RESULTS
12

Bangladesh: Operational turnaround continues

TOTAL REVENUE
(BDT BILLION)


+5.4% YoY
10.9
0.4
10.5
11.2
0.2
11.0
11.5
0.2
11.3
2Q18
1Q19
2Q19
Mobile
Other

MOBILE CUSTOMERS
(MILLION)


+ 3.1 % YoY
32.0
32.9
2Q18
2Q19

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)


+22.1% YoY
+0.1% YoY
pre IFRS16
3.8
34.4%
5.0
44.8%
3.8
32.7%
4.6
39.8%
2Q18
1Q19
2Q19 1
2Q19

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(BDT BILLION AND %)


+4.7% YoY
+2.7% excl.
IFRS 16
1.7
27.9%
1.8
10.2%
1.8
10.3%
2Q18
2Q19 1
2Q19

[1] Excluding IFRS 16 impact

- Banglalink reported good results in 2Q 2019 in a continuously changing regulatory environment as the operational turnaround evident in the first quarter continued
- Service revenue increased by 7.8% YoY
  - Data revenues increased by 27.9% YoY
  - Voice revenues increased by 8.0% YoY
- Bangalink saw customer growth of 3.1% YoY supported by improved distribution and improving network availability. This growth in customers was a key driver of the improved service revenues
- Reported EBITDA increased by 22.1% YoY (post-IFRS 16)
  - Excluding the impact of IFRS 16, EBITDA was broadly stable YoY as the higher revenues were largely offset by the increase in the minimum tax rate
  - Excluding the impact of IFRS 16 and the minimum tax (BDT 548 million) the EBITDA growth would have been 13.5% YoY highlight the strong operational turnaround
- Capex excluding licenses broadly stable YoY
- The tax authority recently introduced a number of changes to the tax regime including higher SIM tax, increased minimum tax rate, increased duties on smartphones and higher supplementary duties on usage. Banglalink expects these tax changes to have no impact on revenue while a negative impact of ~5.7% on EBITDA for FY 2019

Q2 2019 RESULTS
13

Uzbekistan: Encouraging sequential improvement • Unitel continues to focus on value customers benefiting from its position as a market leader. The Uzbekistan market continued to be driven by TOTAL REVENUE MOBILE CUSTOMERS increased mobile data penetration (UZS BILLION) (MILLION) - 10.6% YoY -6.6% YoY • Service revenue declined by 10.7% YoY ► Data revenue increased by 19.7% YoY as Unitel data user penetration 635.2 exceeded 60% and data volumes were up 119% YoY 567.7 5.0 534.6 ► The introduction of 15% excise duty from January 2019 impacted 5.0 9.3 5.0 8.7 revenues in the period by (UZS 76 billion) and will be a drag on 629 531 563 reported revenue growth for the balance of the year ► The lower MTRs had a negative impact of UZS 26.8 billion on revenues 2Q18 1Q19 2Q19 2Q18 2Q19 • Unitel saw its customer base decline to 8.7 million, down 6.6% YoY as a Mobile Other result of its strategic focus on high value customers EBITDA AND EBITDA MARGIN CAPEX EXCL. LICENSES (UZS BILLION AND %) AND LTM CAPEX/REVENUE • Reported EBITDA increased by 6.9% YoY (post IFRS 16) ( UZS BILLION AND %) ► Excluding the impact of IFRS 16, EBITDA increased by 1.9% YoY ► The tax reforms had a negative impact of (UZS 5 billion) on EBITDA +6.9% YoY -9.9% YoY + 1.9% YoY -26.7% YoY • Capex excl. licenses decreased in 2Q 2019 due to more efficient phasing of pre IFRS 16 pre IFRS 16 investment 320.0 295.6 310.0 281.9 300.0 276.5 290.0 266.5 280.0 270.0 260.0 250.0 • Tax reforms introduced from January 2019 are expected to have ~13% 240.0 132.0 230.0 220.0 118.7 210.0 200.0 190.0 180.0 96.5 negative effect on revenue and ~6% on EBITDA in FY 2019, while free cash 170.0 100 160.0 49.8% 49.6% 52.1% 150.0 140.0 43.5% 130.0 120.0 flow impact is expected to be slightly positive 110.0 100.0 90.0 80.0 20.1% 70.0 60.0 15.0% 18.2% 50.0 40.0 30.0 20.0 10.0 0.0 1 0 1 2Q18 1Q19 2Q19 2Q19 2Q18 2Q19 1 2Q19 1 Excluding IFRS 16 impact Q2 2019 RESULTS 14

Agenda OPENING Nik Kershaw - Head of IR OVERVIEW AND PRIORITIES Ursula Burns – Chairman and CEO COUNTRY RESULTS Kjell Johnsen - COO GROUP FINANCIAL RESULTS Trond Westlie - CFO FINAL REMARKS Ursula Burns – Chairman and CEO Q&A Q2 2019 RESULTS 15

Good 2Q 2019 results R E P O R T E D REPORTED EQUITY FCF EXCL. LICENSES 2 TOTAL REVENUE E B I T D A P r e - I F R S 1 6 P r e - I F R S 1 6 $567$2.3bmn $8661.7mX $54$249mm +7.5% organic1 YoY +11.1% organic1 YoY -0.4% reported YoY +1.0% reported YoY Reported, post - I F R S 1 6 Reported, post - I F R S 1 6 $994m $338m * Note: During 2Q 2019, revenue and EBITDA were positively impacted by special compensation of USD 38 million in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakhtelecom JSC’s acquisition 75 percent of Kcell's shares. . As a result of the USD 136 million GTH tax settlement , VEON has recorded an additional provision of USD 56 million with the USD 27 million negatively impacting EBITDA in Q2 2019 and USD 29 million in the income tax 1 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson, and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations 2 Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets, the impact of the introduction of IFRS 16 in FY 2019 and other one-off items Q2 2019 RESULTS 16

Revenue and EBITDA development by country Good operational performance in Pakistan and Ukraine USD MILLION (-0.4%) YoY reported 60 42 7 75 0 (7) (8) (179) 2,439 2,270 2,261 Reported total Russia Pakistan Ukraine Bangladesh Algeria Uzbekistan Other 1 Organic total revenue FOREX Reported total revenue 2Q18 2Q19 revenue 2Q19 (+16.1%) YoY reported 39 35 45 0 (10) (86) 129 (10) 1 (6) 951 994 857 Reported EBITDA Russia Pakistan Ukraine Bangladesh Algeria Uzbekistan Corporate Other 1 Organic FOREX IFRS 16 impact Reported EBITDA 2Q18 costs EBITDA 2Q19 2Q19 pre-IFRS 16 1 Other in Q2 2019 mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, other global operations and services and intercompany eliminations. In 2Q 2019 other includes special compensation of USD 38 million in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakhtelecom JSC’s acquisition 75 percent of Kcell's shares. As a result of the USD 136 million GTH tax settlement, VEON has recorded an additional provision of USD 56 million with the USD 27 million negatively impacting EBITDA in Q2 2019 and USD 29 million in the income tax Q2 2019 RESULTS 17

Revenue and EBITDA development by product Data revenue driving organic growth in revenue and EBITDA USD MILLION (+7.5%) YoY organic 22 141 (179) (56) 63 2,439 2,270 2,261 1 Reported total Equipment & accessories Voice Data and MFS Other Organic total revenue FOREX Reported total revenue 2Q19 revenue 2Q18 2Q19 (+11.1%) YoY organic (11) 129 106 (86) 951 994 857 Reported EBITDA Service Total costs Organic FOREX IFRS 16 impact Reported EBITDA 2Q18 revenue EBITDA 2Q19 2Q19 pre-IFRS 16 1 Other includes interconnect, roaming and intercompany eliminations. . In 2Q 2019 other includes special compensation of USD 38 million in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakhtelecom JSC’s acquisition 75 percent of Kcell's shares. As a result of the USD 136 million GTH tax settlement , VEON has recorded an additional provision of USD 56 million with the USD 27 million negatively impacting EBITDA in Q2 2019 and USD 29 million in the income tax Q2 2019 RESULTS 18

Q2 2019 income statement

VEON

USD MILLION

	2Q19	2Q19 Pre-IFRS 16	2Q18 Reported	Reported YoY Pre-IFRS 16	Organic[1] YoY
Revenue	**2,261**	**2,261**	**2,270**	**(0.4%)**	**7.5%**
Service revenue	2,080	2,080	2,136	(2.6%)	5.0%
EBITDA	**994**	**866**	**857**	**1.0%**	**11.1%**
Depreciation, amortization and other	(530)	(417)	(474)	12.0%	
Operating Profit	**464**	**449**	**383**	**17.2%**	
Net financial income and expenses	(196)	(153)	(194)	(21.1%)	
Net FOREX and other gains/(losses)	(11)	(11)	(27)	(59.2%)	
Profit before tax	**256**	**285**	**161**	**76.6%**	
Tax	(182)	(187)	(136)	37.6%	
Profit/(Loss) from continued operations	75	97	25	288%	
Profit from discontinued operations	-	-	(169)	n.m.	
Profit attributable to non-controlling interest	(5)	(6)	2	n.m.	
Net profit attributable to VEON shareholders	70	91	(142)	n.m.	

2Q19 pre-IFRS 16 versus 2Q18 reported

- Decrease in finance income and expenses is mainly due to lower debt levels, which more than offset the slight increase in cost of debt as a result of an increase of RUB debt portion
- Tax line increased mainly due to an additional provision of USD 29 million as a result of the GTH tax settlement and a reversal of deferred tax assets at HQ of USD 49 million

[1] Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations

Q2 2019 RESULTS

19

Continued strong cash flow generation USD MILLION Includes first payment on INCLUDING IFRS 16 IMPACT, UNLESS STATED OTHERWISE GTH tax settlement of USD 54 million. 21 (71) 91 94 (201) 33 55 (89) 120 447 338 249 196 Russia Pakistan Algeria Bangladesh Ukraine Uzbekistan Other countries Group OpCF Working capital Interest, tax Equity free IFRS 16 impact Equity free OpCF OpCF OpCF OpCF OpCF OpCF OpCF and provisions and other cash flow excl. cash flow excl. (incl.HQ) licenses licenses Pre-IFRS 16 impact Note: OpCF refers to Operating cash flow, calculated as EBITDA minus Capex excluding licenses Q2 2019 RESULTS 20

Q2 2019 net debt development USD MILLION (2,068) 2,094 117 428 147 (866) (94) 156 8,265 8,179 6,197 6,085 Net debt IFRS 16 impact Net debt EBITDA Change in working Financial Taxes Cash capex incl. FOREX and Other Net debt IFRS 16 impact Net debt 31 March 31 March 2019 pre-IFRS 16 capital charges licenses 30 June 30 June 2019 pre-IFRS 16 and provisions 2019 pre-IFRS 16 2019 incl. IFRS 16 N E T D E B T EBITDA 2.2x 1.7x 1.7x 2.1x 1 FOREX and Other mainly consists of FOREX, partly offset by other investing activities and other items Q2 2019 RESULTS 21

2019 guidance confirmed

	1H 2019 actual	FY 2019 GUIDANCE
Total revenue	7.4% Organic growth[1]	Low single-digit organic[1] growth
EBITDA	10.7% Organic growth[1]	Low to mid single-digit organic[1] growth
Equity free cash flow[2]	USD 630 million	~USD 1 billion

- EFCF target is based on currency rates of 20 February 2019 and excludes USD 136 million payment of the GTH Tax Settlement. As previously disclosed, this includes the one-time cash received in connection with a revised arrangement from Ericsson of USD 350 million

[1] Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets, other one-off items and the impact of the introduction of IFRS 16 in FY 2019

[3] FY 2019 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million from a one-off vendor agreement, and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. FY 2019 equity free cash flow target is calculated at 2019 guidance currency rates of 20 February 2019 and excludes tax settlement of Global Telecom Holding tax liabilities of USD 136 million . For FY 2019 guidance currency rates, see appendix

Q2 2019 RESULTS

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Agenda OPENING Nik Kershaw - Head of IR OVERVIEW AND PRIORITIES Ursula Burns – Chairman and CEO COUNTRY RESULTS Kjell Johnsen - COO GROUP FINANCIAL RESULTS Trond Westlie - CFO FINAL REMARKS Ursula Burns – Chairman and CEO Q&A Q2 2019 RESULTS 23

Summary 2019 guidance confirmed with directional upside to revenue and EBITDA We will continue to target further cost efficiencies GTH restructuring underway and key step in simplifying corporate structure Exploring opportunities to drive long-term growth Q2 2019 RESULTS 24

APPENDIX

Debt currency mix • At the end of Q2 2019, the balance of USD debt swapped to RUB is ~USD 1.2 billion • Average cost of debt rose to 7.3% due to elimination of EUR debt and an increase in the relative share of RUB debt. The impact of 0.9 p.p. higher average cost of debt is more than offset by the USD 2.6bn reduction in gross debt balance Q2 2018 Group debt currency mix Q2 2019 Group debt currency mix (including effect of fx derivatives) (including effect of fx derivatives) 3% 3% 5% 4% USD 14% RUB RUB USD USD USD EUR 47% 10.0bn 54% 7.4bn PKR PKR 46% Other 24% Other • Average maturity: 3.7 years • Average maturity: 2.5 years1 • Average cost of debt: 6.6% • Average cost of debt: 7.3% Note: Excluding lease liabilities 1 Assuming Revolving Credit Facility (RCF) utilisations of USD 660 million (Q2 2018: nil) are repaid at their respective maturity dates, i.e. in July 2019. VEON has the right to reborrow (roll over) any RCF utilisations until the facility final maturity date, i.e. February 16, 2022. Q2 2019 RESULTS 26

Group debt maturity schedule 30 JUNE 2019 USD BILLION Group debt maturity schedule HQ Pakistan Other GTH Russia Bangladesh 2.0 1.5 1.2 1.2 0.9 0.5 2019 2020 2021 2022 2023 2024 Group debt maturity schedule by currency – before considering fx derivatives and excluding lease liabilities Currency breakdown 2019 2020 2021 2022 2023 2024 Currency breakdown incl. fx derivatives USD 0.7 0.9 0.8 0.4 1.2 0.5 62% 46% RUB 0.0 0.5 1.1 0.7 0.0 0.0 31% 47% PKR 0.1 0.1 0.1 0.0 0.0 0.0 4% 4% OTHER 0.1 0.0 0.0 0.1 0.0 0.0 3% 3% Note: Effects of USD/RUB FX forwards and lease liabilities are not included unless stated otherwise. Assuming Revolving Credit Facility (RCF) utilisations of USD 660 million are repaid at their respective maturity dates, i.e. in July 2019. VEON has the right to reborrow (roll over) any RCF utilisations until the facility final maturity date, i.e. February 16, 2022. 2Q 2019 RESULTS 27

Liquidity overview GROUP CASH BREAKDOWN BY CURRENCY1 UNUSED RCF HEADROOM 30 JUNE 2019 30 JUNE 2019 Syndicated RCF facility USD 1.03 billion 18% USD UNUSED CF HEADROOM RUB 30 JUNE 2019 7% DZD 49% PKR Pakistan – credit facilities PKR 96.1 billion (USD 0.46 billion) 7% UZS HQ Bilateral Short-term Facility USD 0.6 billion 9% Other 10% Total cash and unused committed Group cash (incl. deposits)1: USD 1.33 billion credit lines: USD 3.45 billion 1 Collateral deposit for the MTO (USD 668 million) is not included within Group cash balance. Q2 2019 RESULTS 28

Debt by entity 30 JUNE 2019 USD MILLION Outstanding debt Type of debt Cash-pool Entity Bonds Loans Total overdrafts1 VEON Holdings B.V. 2,079 2,919 45 5,043 GTH Finance B.V. 1,200 - - 1,200 PJSC VimpelCom 279 - - 279 Pakistan Mobile Communications Limited 7 384 - 391 Banglalink Digital Communications Ltd. - 431 - 431 Optimum Telecom Algérie S.p.A. - 63 - 63 Others - - 12 12 Total 3,565 3,797 57 7,419 Total excl. cash pool overdrafts 7,362 Note: Excluding lease liabilities 1 As of June 30, 2019, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 57 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements. Q2 2019 RESULTS 29

Forex Guidance rates Average rates Closing rates FY 2019 2Q19 2Q18 YoY 2Q19 2Q18 YoY Russian ruble 66.00 64.56 61.80 4.5% 63.08 62.76 0.5% Algerian dinar 119.00 119.35 115.80 3.1% 118.65 117.50 1.0% Pakistan rupee 139.00 147.06 116.80 25.9% 159.52 121.58 31.2% Bangladeshi taka 84.00 84.29 83.78 0.6% 84.53 83.78 0.9% Ukrainian hryvnia 27.00 26.56 26.18 1.5% 26.17 26.19 (0.1%) Kazakh tenge 377.00 380.52 329.63 15.4% 380.53 341.08 11.6% Uzbekistan som 8,522 8,474.83 8,011.80 5.8% 8,562.34 7,871.66 8.8% Armenian dram 488 481.07 482.75 -0.3% 477.11 482.24 (1.1%) Kyrgyz som 70.00 69.79 68.50 1.9% 69.49 68.18 1.9% Georgian lari 2.70 2.74 2.45 12.0% 2.87 2.45 17.0% Q2 2019 RESULTS 30